UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Metricom, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591596 10 1
(CUSIP Number)
Scott D. Sullivan Chief Financial Officer WorldCom, Inc. 500 Clinton Center Drive Clinton, Mississippi 39056 (601) 460-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2002
(Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:     [  ]

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 591596 10 1	Schedule 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WorldCom, Inc. 58-1521612
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES	7	SOLE VOTING POWER 7,987,500 shares which WorldCom has the right to acquire upon conversion of 7,987,500 shares of Series A1 Preferred Stock of the Issuer
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,987,500 shares which WorldCom has the right to acquire upon conversion of 7,987,500 shares of Series A1 Preferred Stock of the Issuer
PERSON WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,987,500 shares which WorldCom has the right to acquire upon conversion of 7,987,500 shares of Series A1 Preferred Stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5% (based upon 30,910,645 shares outstanding as of April 30, 2001, plus the 7,987,500 shares of common stock issuable upon conversion of the 7,987,500 shares of Series A1 Preferred Stock)

CUSIP No. 591596 10 1	Schedule 13D	Page 3 of 10 Pages

14	TYPE OF REPORTING PERSON CO
CUSIP No. 591596 10 1	Schedule 13D	Page 3 of 10 Pages

Item 1 Security and Issuer.

      This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share, of Metricom, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 333 West Julian Street, San Jose, California 95110.

Item 2 Identity and Background.

      WorldCom, Inc. ("WorldCom") is a Georgia corporation. The principal business of WorldCom and its subsidiaries is communications services. The principal business and principal office of WorldCom are located at 500 Clinton Center Drive, Clinton, Mississippi 39056. During the past five years, neither WorldCom nor, to the best of its knowledge, any of the directors or executive officers of WorldCom, has had any criminal convictions, and none has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Certain information pertaining to executive officers and directors of WorldCom is set forth on Annex A attached hereto and incorporated herein by reference.

Item 3 Source and Amount of Funds or Other Consideration.

      On November 15, 1999, WorldCom acquired 30,000,000 shares (the "Shares") of Series A1 Preferred Stock of the Issuer ("Series A1 Preferred Stock") from the Issuer pursuant to a Preferred Stock Purchase Agreement dated as of June 20, 1999 between the Issuer, WorldCom and Vulcan Ventures Incorporated (the "Preferred Stock Purchase Agreement"). Vulcan Ventures Incorporated ("Vulcan Ventures") purchased 30,000,000 shares of Series A2 Preferred Stock of the Issuer ("Series A2 Preferred Stock") pursuant to the Preferred Stock Purchase Agreement. WorldCom purchased the Shares for cash consideration of $10.00 per share, for an aggregate consideration of $300,000,000. The funds for the purchase of the Shares were provided from the general working capital of WorldCom.

      Dividends on shares of Series A1 Preferred Stock may, at the election of the Issuer, be paid in additional shares of Series A1 Preferred Stock. WorldCom acquired an additional 1,950,000 shares of Series A1 Preferred Stock as payment for dividends.

Item 4 Purpose of Transaction.

      WorldCom acquired the Shares for investment purposes. Shares of Series A1 Preferred Stock become convertible into common stock at the rate of 25% every six months, commencing May 15, 2002, except in the event of a change in control of the Issuer or a major acquisition by the Issuer, in which event all such shares become convertible at the option of the holder. Shares of Series A1 Preferred Stock are automatically converted into common stock in the event of any transfer of shares other than to Vulcan Ventures or to affiliates of WorldCom or Vulcan Ventures. Each share of the Series A1 Preferred Stock is convertible into one share of common stock, subject to adjustment for stock splits, stock dividends, reclassifications, certain reorganizations, mergers, sales of assets and the like. Holders of shares of Series A1 Preferred Stock have no voting rights with respect to such shares except that, as long as more than 7,500,000 shares of Series A1 Preferred Stock (as adjusted for any stock dividend, split, combination or other similar event with respect to such shares) remain outstanding, (i) holders of shares of Series A1 Preferred Stock, voting as a separate class, have the right to elect one member of the Issuer's Board of Directors and (ii) the consent of the holders of at least a majority of the outstanding shares of Series A1 Preferred Stock is required to effect certain significant corporate actions by the Issuer.

CUSIP No. 591596 10 1	Schedule 13D	Page 5 of 10 Pages

      WorldCom has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries; (iii) any change in the Issuer's present Board of Directors or management; (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure; (v) any change in the Issuer's charter or by-laws or other action that may impede the acquisition of control of the Issuer by any person; (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) any similar action.

      WorldCom, however, reserves the right to acquire or dispose of shares of Series A1 Preferred Stock it holds, the common stock issuable upon conversion thereof or other shares of the Issuer's common stock or to formulate other purposes, plans or proposals regarding such shares to the extent permitted under the securities laws and deemed advisable in light of general investment policies, market conditions and other factors.

Item 5 Interest in Securities of the Issuer.

      (a) and (b). WorldCom owns beneficially 7,987,500 shares of the Issuer's common stock issuable upon the conversion of an equal number of shares of Series A1 Preferred Stock, which become convertible on May 15, 2002, representing approximately 20.5% of the outstanding shares of the Issuer's common stock (based upon 30,910,645 shares of common stock of the Issuer issued and outstanding as of April 30, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2001, filed with the Commission). Upon conversion, WorldCom would have the sole power to vote and the sole power to dispose of such shares.

      (c) Neither WorldCom nor to the best knowledge of WorldCom any officer or director of WorldCom has engaged in any transaction during the past sixty (60) days in any shares of the Issuer's common stock.

      (d) Not applicable.

      (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        See discussion of the Preferred Stock Purchase Agreement and the terms of the Series A1 Preferred Stock in Items 3 and 4 incorporated by reference herein.

        On November 15, 1999, pursuant to the Preferred Stock Purchase Agreement, WorldCom, Vulcan Ventures and the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which gives WorldCom and Vulcan Ventures the right, subject to specified limitations, to cause the Issuer to register such amount of Registrable Securities (as defined in the Registration Rights Agreement, which definition includes the shares of common stock issuable upon conversion of shares of Series A1 Preferred Stock and Series A2 Preferred Stock) as WorldCom or Vulcan Ventures may request, provided that the anticipated aggregate offering prices of such Registrable Securities would exceed $10,000,000. The Registration Rights Agreement also provides that WorldCom is entitled to unlimited “piggyback” registration rights permitting it to include its shares of common stock in registration statements that the Issuer files from time to time.

CUSIP No. 591596 10 1	Schedule 13D	Page 6 of 10 Pages

      Holders of the Registrable Securities have the right, subject to certain exceptions, to cause the Issuer to effect a registration on Form S-3 with respect to the Registrable Securities owned by such holders, provided that Form S-3 is available for such offering and the securities to be registered will be sold at an aggregate price of at least $1,000,000.

      WorldCom has agreed not to dispose of any or all of its shares of Series A1 Preferred Stock or the common stock into which the shares of Series A1 Preferred Stock may be converted except pursuant to an effective registration statement or unless the transferee agrees to be bound by the Registration Rights Agreement. WorldCom has further agreed not to sell or otherwise transfer any shares of common stock or other securities during a period specified by the underwriters of the Issuer not to exceed ninety (90) days following the effective date of a registration statement of the Issuer filed under the Securities Act of 1933, as amended, provided that all officers and directors of the Issuer enter into similar agreements.

      The foregoing descriptions are only summaries of the agreements and other documents and are qualified in their entirety by reference to the agreements and other documents themselves, which are filed as exhibits to this Schedule and incorporated herein by this reference.

Item 7 Material to be Filed as Exhibits.

        Attached hereto or incorporated herein as exhibits are the following documents:

1.	Preferred Stock Purchase Agreement dated as of June 20, 1999, between the Issuer, WorldCom and Vulcan Ventures (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated July 9, 1999).

2.	Amended and Restated Registration Rights Agreement dated as of November 15, 1999, between the Issuer, WorldCom and Vulcan Ventures (Incorporated by reference to Exhibit 10.16 to the Issuer’s Annual Report on Form 10-K filed March 24, 2000).

CUSIP No. 591596 10 1	Schedule 13D	Page 7 of 10 Pages

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2002

WorldCom, Inc.
By:	/s/ Scott D. Sullivan
Name:	Scott D. Sullivan
Title:	Chief Financial Officer

CUSIP No. 591596 10 1	Schedule 13D	Page 8 of 10 Pages

Annex A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF WORLDCOM, INC.

Directors and Executive Officers of WorldCom, Inc. (“WorldCom”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of WorldCom. The principal address of WorldCom and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual’s name refers to employment with WorldCom.

Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
JAMES C. ALLEN 3023 Club Drive Destin, FL 32541 U.S.A.

Mr. Allen has been a director of WorldCom since March 1998. Mr. Allen is currently an investment director and member of the general partner of Meritage Private Equity Fund, a venture capital fund specializing in the telecommunications industry. Mr. Allen is the former Vice Chairman and Chief Executive Officer of Brooks Fiber Properties where he served in such capacities from 1993 until its merger with WorldCom in January 1998. Mr. Allen served as President and Chief Operating Officer of Brooks Telecommunications Corporation, a founder of Brooks Fiber Properties, from April 1993 until it was merged with Brooks Fiber Properties in January 1996. Mr. Allen serves as a director of Completel LLC, Xspedius, Inc., David Lipscomb University and Family Dynamics Institute.
JUDITH AREEN Georgetown University Law Center 600 New Jersey Avenue, N.W. Washington, D.C. 20001 U.S.A.

Ms. Areen has been a director of WorldCom since the merger with MCI Communications Corporation in September 1998. Ms. Areen has been Executive Vice President for Law Center Affairs and Dean of the Law Center, Georgetown University, since 1989. She has been a Professor of Law, Georgetown University, since 1976.
CARL J. AYCOCK 123 South Railroad Avenue Brookhaven, MS 39601 U.S.A.

Mr. Aycock has been a director of WorldCom since 1983. Mr. Aycock served as Secretary of WorldCom from 1987 to 1995 and was the Secretary and Chief Financial Officer of Master Corporation, a motel management and ownership company, from 1989 until 1992. Subsequent to 1992, Mr. Aycock has been self employed as a financial administrator.
RONALD R. BEAUMONT 1950 Stemmons Freeway Dallas, TX 75207

Mr. Beaumont has been Chief Operating Officer of the WorldCom group since December 2000. From 1998 to December 2000, Mr. Beaumont served as the President and Chief Executive Officer of WorldCom's Operations and Technology unit. From December 1996 to 1998, Mr. Beaumont was President of WorldCom Network Services, a subsidiary of WorldCom. Prior to December 1996, Mr. Beaumont was President and Chief Executive Officer of a subsidiary of MFS Communications.

CUSIP No. 591596 10 1	Schedule 13D	Page 9 of 10 Pages

Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
MAX E. BOBBITT 100 Beachview Drive Pent House North Vero Beach, FL 32963 U.S.A.

Mr. Bobbitt has been a director of WorldCom since 1992. Mr. Bobbitt is currently a director of Verso Technologies, Inc., and Metromedia China Corporation. From July 1998 to the present, Mr. Bobbitt has been a telecommunications consultant. From March 1997 until July 1998, Mr. Bobbitt served as President and Chief Executive Officer of Metromedia China Corporation. From January 1996 until March 1997, Mr. Bobbitt was President and Chief Executive Officer of Asian American Telecommunications Corporation, which was acquired by Metromedia China Corporation in February 1997.
BERNARD J. EBBERS	Mr. Ebbers has been President and Chief Executive Officer of WorldCom since April 1985. Mr. Ebbers has served as a director of WorldCom since 1983.
FRANCESCO GALESI The Galesi Group 435 East 52nd Street New York, NY 10022 U.S.A.

Mr. Galesi has been a director of WorldCom since 1992. Mr. Galesi is the Chairman and Chief Executive Officer of the Galesi Group, which includes companies engaged in real estate, telecommunications and oil and gas exploration and production. Mr. Galesi serves as a director of Keystone Property Trust.
STILES A. KELLETT, JR. Kellett Investments Corporation 200 Galleria Parkway, Suite 1800 Atlanta, GA 30339 U.S.A.

Mr. Kellett has served as a director of WorldCom since 1981. Mr. Kellett has been Chairman of Kellett Investment Corp. since 1995. Mr. Kellett serves as a director of Netzee, Inc., Air2web and Virtual Bank.
GORDON S. MACKLIN 8212 Burning Tree Road Bethesda, MD 20817 U.S.A.

Mr. Macklin has been a director of WorldCom since the MCI merger. Mr. Macklin is currently a corporate financial advisor. From 1993 until 1998, Mr. Macklin served as Chairman of White River Corporation, an information services company. Mr. Macklin is also a director of White Mountains Insurance Group, Ltd., Overstock.com, Martek Biosciences Corporation, MedImmune, Inc., Spacehab, Inc., and director, trustee or managing general partner, as the case may be, of 48 of the investment companies in the Franklin Templeton Group of Funds. Mr. Macklin was formerly Chairman of Hambrecht and Quist Group and President of the National Association of Securities Dealers, Inc.

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Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
BERT C. ROBERTS, JR. WorldCom, Inc. 1133 19th Street, N.W. Washington, D.C., 20036 U.S.A.

Mr. Roberts has been the Chairman of the Board and a director of WorldCom since the MCI merger. From 1992 until the MCI merger, Mr. Roberts served as Chairman of the Board of MCI. Mr. Roberts was Chief Executive Officer of MCI from December 1991 to November 1996. He was President and Chief Operating Officer of MCI from October 1985 to June 1992 and President of MCI Telecommunications Corporation, a subsidiary of MCI, from May 1983 to June 1992. Mr. Roberts is a director of The News Corporation Limited, Championship Auto Racing Teams, Inc., Valence Technology, Inc., and CAPCure.
JOHN W. SIDGMORE WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.

Mr. Sidgmore has been the Vice Chairman of the Board and a director of WorldCom since December 1996. From December 1996 until the MCI merger, Mr. Sidgmore served as Chief Operations Officer of WorldCom. Mr. Sidgmore was President and Chief Operating Officer of MFS Communications Company, Inc. from August 1996 until December 1996. He was Chief Executive Officer of UUNET Technologies, Inc. from June 1994 until October 1998, and President of UUNET from June 1994 to August 1996 and from January 1997 to September 1997. Mr. Sidgmore is a director of MicroStrategy Incorporated.
SCOTT D. SULLIVAN	Mr. Sullivan has been a director of WorldCom since 1996. Mr. Sullivan has served as Chief Financial Officer, Treasurer and Secretary of WorldCom since December 1994.